4/12/2002

02022868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 14538

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC MAIL PROCESSING SECTION RECEIVED APR 05 2002 366 D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hackett Associates, Inc.

OFFICIAL USE ONLY
002106
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1118 Penn Avenue
(No. and Street)

Wyomissing (City) PA (State) 19610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Burtis M. Hackett, Jr., President and Registered Representative — (610) 374-3155 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Herbein + Company, Inc.
(Name — *if individual, state last, first, middle name*)

401 Oley Street (Address) Reading (City) PA (State) 19601 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Burtis M. Hackett, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hackett Associates, Inc., as of December 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Dawn Adams, Notary Public
Wyomissing Boro, Berks County
My Commission Expires May 4, 2002
Member, Pennsylvania Association of Notaries

Notary Public

Signature

President and Registered Representative
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HACKETT ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Board of Directors and Stockholders
Hackett Associates, Inc.
Wyomissing, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Hackett Associates, Inc. (the "Company") as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is affiliated with Hackett Associates Insurance Agency, Inc., which is in a similar line of business. Hackett Associates, Inc. and Hackett Associates Insurance Agency, Inc. are controlled by Burtis M. Hackett, Jr. Mr. Hackett has the ability to influence the volume of business done by each company. As discussed in Note C, the Company and its affiliate have engaged in significant transactions with each other.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hackett Associates, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

HERBEIN+COMPANY, INC.
401 Oley Street Reading, PA 19601-2596 Telephone: 610-378-1175 Facsimile: 610-378-0999
reading@herbein.com

Other Offices: PITTSBURGH POTTSTOWN GREENSBURG WYOMISSING

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Herbein + Company, Inc.

Reading, Pennsylvania
February 7, 2002

HACKETT ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2001	2000
ASSETS		
Cash	**$13,945**	$39,360
Short-term investments, at market	**72,536**	64,247
Dealer concession and commission receivable	**429,050**	484,644
Prepaid taxes	**4,753**	0
Deferred tax asset	**1,018**	0
TOTAL ASSETS	**$521,302**	$588,251
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	**$378,834**	$423,243
Accrued expenses	**9,700**	10,115
Accrued taxes	**0**	2,359
TOTAL LIABILITIES	**388,534**	435,717
STOCKHOLDERS' EQUITY		
Common stock, no par value		
Authorized - 1,000 shares		
Issued and outstanding - 173 shares	**102,762**	102,762
Retained earnings	**30,006**	49,772
TOTAL STOCKHOLDERS' EQUITY	**132,768**	152,534
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$521,302**	$588,251

See accompanying notes.

HACKETT ASSOCIATES, INC.

STATEMENTS OF INCOME

	Year Ended December 31	
	2001	2000
REVENUES		
Dealer concession	**$3,152,337**	$3,935,069
Commissions on stock transactions	**65,276**	81,071
Commissions - variable annuities	**1,626,715**	3,055,049
Commissions or fees - other	**963,027**	997,845
Interest and miscellaneous income	**14,378**	44,113
TOTAL REVENUES	**5,821,733**	8,113,147
OPERATING EXPENSES		
Commissions	**5,053,031**	6,783,326
Consulting fees and management expense	**730,200**	1,249,038
Registration fees	**51,231**	44,819
Miscellaneous	**10,766**	11,135
TOTAL OPERATING EXPENSES	**5,845,228**	8,088,318
INCOME (LOSS) BEFORE INCOME TAXES	**(23,495)**	24,829
INCOME TAXES	**(3,729)**	5,638
NET INCOME (LOSS)	**($19,766)**	$19,191

See accompanying notes.

HACKETT ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2000	173	$102,762	$30,581	$133,343
Net income	0	0	19,191	19,191
Balance at December 31, 2000	173	102,762	49,772	152,534
Net loss	0	0	(19,766)	(19,766)
Balance at December 31, 2001	173	$102,762	$30,006	$132,768

See accompanying notes.

HACKETT ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	**($19,766)**	$19,191
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Deferred income taxes	**(1,018)**	0
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	**55,594**	(100,677)
(Increase) decrease in prepaid expenses	**(4,753)**	2,292
Increase (decrease) in commissions payable and accrued liabilities	**(47,183)**	111,145
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**(17,126)**	31,951
NET INCREASE (DECREASE) IN CASH	**(17,126)**	31,951
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**103,607**	71,656
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$86,481**	$103,607
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	**$0**	$0
Income taxes	**5,254**	959

See accompanying notes.

HACKETT ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

Hackett Associates, Inc. (the "Company") was incorporated in Pennsylvania in November, 1986, and is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD).

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Exemption from SEC Rule 15c3-3:
The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Sections k(2)i and k(2)ii.

The Company is exempt under k(2)i because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Hackett Associates, Inc."

The Company is also exempt under Section k(2)ii because as an introducing broker or dealer, it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash:
At year-end and various times throughout each year, the Company had cash balances in excess of the federally insured limit of $100,000 in deposit accounts.

Investments:
Investment securities are valued at market value.

Accounts Receivable:
Accounts receivable represent amounts due from various mutual funds, annuities, and investment companies. The Company has a concentration of credit risk because all receivables are due from companies involved in the mutual fund, investment industry, and insurance industry. These companies are located throughout the United States.

Revenue Recognition:
Commission income and the related commission expense and overrides are recorded on a trade-date basis, as securities transactions occur. All other expenses are recorded as incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Bad Debts:
Bad debts are accounted for using the direct write off method. Expense is recognized during the period in which a specific account is determined to be uncollectible. Management believes the effects of using this method approximate those of the allowance method.

Statement of Cash Flows:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Reclassifications:
Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

NOTE B - SHORT-TERM INVESTMENTS

Short-term investments, in the form of marketable securities, consist of the following as of December 31:

	2001			2000		
	# Shares	**Cost**	**Market Value**	# Shares	Cost	Market Value
The United Funds Taxable Money Market Funds	**36,967**	**$36,967**	**$36,967**	34,789	$34,789	$34,789
OCC Cash Reserves Primary Portfolio	**16,397**	**16,397**	**16,397**	10,628	10,628	10,628
American Century Short-Term Government Fund	**2,010**	**20,277**	**19,172**	2,010	20,277	18,830
		$73,641	**$72,536**		$65,694	$64,247

These investments are all considered cash equivalents for purposes of the statements of cash flows.

NOTE C - RELATED PARTY TRANSACTIONS

Burtis M. Hackett, Jr., the Company's majority stockholder, is the sole stockholder of Hackett Associates Insurance Agency, Inc., an insurance business. All office equipment and furniture are owned by Hackett Associates Insurance Agency, Inc., and the lease of the property, which is the corporate headquarters for both corporations is the responsibility of Hackett Associates Insurance Agency, Inc.

Under terms of a service agreement between these two entities, Hackett Associates Insurance Agency, Inc. charges Hackett Associates, Inc. a pro rata share of the common office expenses including payroll and related employee services, computer and data processing, and additional services incidental to and in connection with the physical operation of all business activities. The total charges paid to Hackett Associates Insurance Agency, Inc. for 2001 and 2000 were $730,200 and $1,249,038, respectively. The service agreement may be terminated by either party within a 30 day written notice requirement.

NOTE D - CONTRACTS

Hackett Associates, Inc. is an agent for numerous tax-sheltered annuities. The Company receives checks from numerous school districts whose employees are participants in these annuities. The Company also receives payments from the various school districts and must separate and distribute these funds. The Company uses a segregated account, which the Company has established for the benefit of these customers. The funds are distributed to the various annuities as instructed by the school district employees.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $118,667 and $139,129, respectively, which was in excess of the required minimum net capital of $25,902 and $29,048, respectively. The Company's aggregate indebtedness to net capital ratio was 3.27 to 1 and 3.13 to 1 at December 31, 2001 and 2000, respectively.

NOTE F - INCOME TAXES

Income tax expense (refund) for the years ended December 31 consists of the following:

	2001	2000
Taxes Currently Payable (Refundable):		
Federal	($2,711)	$2,434
State	0	3,204
	(2,711)	5,638
Deferred future benefits:		
Federal	(585)	0
State	(433)	0
	(1,018)	0
	($3,729)	$5,638

Deferred income taxes reflect the tax effects of federal and state net operating loss carryforwards.

The Company's net operating loss carryforwards, which are available to offset taxable income in future years are summarized as follows:

	Expires	Amount
Federal	December, 2021	$4,331
PA	December, 2011	4,331

NOTE G - LEGAL MATTER

The Company is a co-defendant in a NASD customer arbitration action, alleging a failure by the Company and several of its agents to timely transfer and sell restricted securities. The Company's counsel has filed an answer to statement of claim and intends to file a notion to dismiss the Company from the claim. The Company's management is contesting the case vigorously. Since the initial claim was just filed in November, 2001, it's too early to determine whether the Company will suffer any loss not covered by the Company's insurance carrier.

SUPPLEMENTARY INFORMATION

HACKETT ASSOCIATES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL

	Year Ended December 31	
	2001	2000
NET CAPITAL		
Total stockholder's equity from Statement of Financial Condition	$132,768	$152,534
Deductions and/or charges:		
Nonallowable assets - other assets	(12,759)	(12,087)
Haircuts on securities	(1,342)	(1,318)
NET CAPITAL	$118,667	$139,129
AGGREGATE INDEBTEDNESS (A.I.)		
Total aggregate indebtedness from Statement of Financial Condition	$388,534	$435,717
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital (6 2/3% of A.I.)	$25,902	$29,048
Minimum dollar net capital required	$25,000	$25,000
Net capital requirement (greater of the above)	$25,902	$29,048
Excess net capital	$92,765	$110,081
Excess net capital at 1000% (net capital less 10% of A.I.)	$79,814	$95,557
Percentage of aggregate indebtedness to net capital	327%	313%
Reconciliation with Company's computation (included in Part II of Form X-17A-5)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$108,255	$138,050
Audit adjustments, net	10,412	1,079
NET CAPITAL	$118,667	$139,129
Audit Adjustments		
Additional accrued concession and commission receivables	$0	$96,948
Additional accrued commissions and expenses payable	5,961	(91,551)
Additional income in investment accounts	(1,995)	502
Additional income tax accrual	4,717	(2,362)
Additional non-allowable assets	1,748	(2,425)
Additional haircut on mutual fund investment	(19)	(33)
Audit Adjustments, Net	$10,412	$1,079

To the Board of Directors and Stockholders
Hackett Associates, Inc.
Wyomissing, Pennsylvania

Independent Auditor's Report on Internal Control

In planning and performing our audits of the financial statements and supplemental schedule of Hackett Associates, Inc. (the "Company"), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Herbein + Company, Inc.

Reading, Pennsylvania
February 7, 2002